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                            May 24, 2022

       Rodger McHargue
       Chief Financial Officer
       First Financial Corp /IN/
       One First Financial Plaza
       Terre Haute, IN 47807

                                                        Re: First Financial
Corp /IN/
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 9, 2022
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2022
                                                            Filed May 4, 2022
                                                            File No. 000-16759

       Dear Mr. McHargue:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates, page 32

   1. We note that the allowance for credit losses is estimated based on management's assessment of several
factors, including: reviews and evaluations of specific loans, changes in the nature
and volume of the loan portfolio, current economic conditions, nonperforming loans,
determination of acquired loans as purchase credit deteriorated, and reasonable and
supportable forecasts. Please provide us proposed revised disclosure to be included within future
filings that address the following items:
                                                            Identifies key
quantitative inputs in your estimate of the allowance for credit losses;
                                                            Explains and
quantifies how these key quantitative inputs have changed from period to period;
 Rodger McHargue
FirstName   LastNameRodger  McHargue
First Financial Corp /IN/
Comapany
May         NameFirst Financial Corp /IN/
      24, 2022
May 24,
Page  2 2022 Page 2
FirstName LastName
               Quantifies the qualitative component(s) of your estimate and explains or shows how it interacts with the quantitative component during the period presented; and
             Details the length of time in your reasonable and supportable forecasts and the reversion method you applied after the reasonable and supportable forecast period, if applicable.
         Refer to Item 303(b)(3) of Regulation S-K and ASC 326-20-50-11. Comparison and Discussion of 2021 Balance Sheet to 2020
Allowance for Credit Losses, page 38

2. We note your presentation of the allowance for credit losses activity at the loan portfolio level and your related discussion of changes in the provision for credit losses on page 35.
         We also note that you present aging and risk rating information by class of loans on pages
         73-78. In future filings, please expand your discussion to identify and quantify any changes or known trends in the activities (i.e., provision, charge-offs, recoveries)
         impacting the allowance for credit losses by class of loan, where significant. Refer to
         Item 303(b)(2) of Regulation S-K.
Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 7. Allowance for Credit Losses, page 69

3. Please revise your future filings to disclose the amount of line-of-credit arrangements that are converted to term loans in each reporting period. Refer to ASC 326-20-50-6A.
Form 10-Q for the period ended March 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations and
Quantitative and Qualitative Disclosures, page 32

4. We note you attribute the negative provision of $6.6 million for the quarterly period ended
         March 31, 2022 due to the annual model recalibration, the removal of two qualitative factors that are no longer applicable and lower loss rates. Please revise your disclosures, in future filings, to address the following:
             Describe the annual model recalibration process, including more specific details
              regarding the updating of    delay periods    and    qualitative
factor scorecard ranges
              and how these incremental changes impacted overall trends in the model and provisioning process.
             Identify and describe the two qualitative factors and explain why they were determined to no longer be applicable.
             Quantify and discuss changes the loss rates between the periods being compared, including if those changes are concentrated in any specific class of loans.
             Quantify the impact on the provision associated with each of the attributed factors identified above.
 Rodger McHargue
First Financial Corp /IN/
May 24, 2022
Page 3
5. We note the increase in non-interest income from 2021 to 2022 was primarily driven by a
         $4.0 million legal settlement received in the first quarter. Please revise your disclosures, in future filings, to more fully describe the nature and substance of the legal claims made, timing of progress and settlement terms.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Lory Empie,
Staff Accountant, at 202-551-3714 with any questions.



FirstName LastNameRodger McHargue                              Sincerely,
Comapany NameFirst Financial Corp /IN/
                                                               Division of
Corporation Finance
May 24, 2022 Page 3                                            Office of
Finance
FirstName LastName